2024 REPORT

EDDSON Dental, Inc.


EDDSON™

LETTER

Dear investors,

We have made a great deal of progress this year as we founded the company and put in place the processes and systems necessary to scale our business. The dental industry is highly fragmented which makes it challenging to gain traction due to the number of separate buyers. Still, we believe that 2024 was an important year as we significantly increased revenue through pricing increases while increasing our pipeline of new customers. Due to these changes, we were nearing a break-even on a U.S. Gaap Basis.

We are looking forward to 2025 where we expect to see substantial growth in the number of customers and to achieve profitability.

We need your help!

We appreciate every investor that put their trust in Eddson and we are working every day to make Eddson better and to make Eddson the largest dental software management platform in the market. Probably the best way for our investors to help us is to be patient as we build Eddson and as always, talk to your dentist about what they use for their practice management solution and have them give us a call. We would love to talk with them.

Sincerely,

James R. Bradbury

CEO, Co-founder

Ron Booth

CFO

How did we do this year?

REPORT CARD

B+

☺ The Good

Subscription income from dental offices increased from $89,616 in the first quarter of 2024 to $113,338 in the last quarter of 2024

Contract labor decreased from an average of $21,912 to $12,530 for the fourth quarter as we restructured contractor duties

Significant progress was made with key industry players, increasing Eddson's brand value in the industry

☹ The Bad

We expected to make more progress in the number of customers, but pricing increases improved our financial results.

Increasing the brand awareness of Eddson has been challenging due to the fragmentation of the dental industry.

We continue to manage our cash flow in a very frugal basis as our revenue grows.

2024 At a Glance

January 1 to December 31



$447,408
Revenue



-$92,273
Net Loss



$24,000
Short Term Debt



$233,731
Raised in 2024





$22,411
Cash on Hand

We ❤️ Our 26 Investors

Thank You For Believing In Us



Don Brunker	Cedric Pashi	Thomas...	Harry Lott	Grigore B. Hreniuc	Evan L
Saud Naji Alzaid	Patti R GEORGE	James R. Bradbury	Precision Endodontics	Rue Schmalz	Rachel Brunker
Shane L Foster	Marcell Benkes-Toth	Richard J Thomas Jr	Ronald Booth	Badr Naif Alotaibi	Vito Gomez
John Arnold	Carson Biber	Rick Cacciatore	Frank Peart	Coleton Caldwell	Michal Pohanka

Thank You!

From the EDDSON Dental, Inc. Team



James R. Bradbury 🔗

CEO, Co-founder

Rusty holds an MBA and has an extensive professional background including years as a software/business analyst and CFO, as well as decades of experience...



John Spano

Chief Technology Officer

John has over 25 Years of experience developing large scale windows applications using state of the art Microsoft...



Rue Schmalz

Implementation/Support Specialist

A former dental office administrator and dental clinical assistant, Rue has extensive experience running a dental...



Robbie Norton

Developer/Data Conversion Specialist

Robbie has over 20 years of experience with SQL databases, Data Information Science, large scale data conversion, and...



Michele Kanda

Support Specialist

Michele is a former dental office administrator with years of EDDSON experience in that role. She is expert in dental insuran...



Jodee Litfin Rensenhouse

Implementation/Support Specialist

Jodee has decades of direct dental experience as an office manager of a large dental practice with years of...



Brittany Prewitt

Support Specialist

Our newest team member, Brittany has years of dental administration experience with an emphasis on insurance clai...

Michelle Morehead

Implementation Specialist

Michelle is our most experienced new user onboarding resource, Michelle also has years of direct...



Sarah Russell

Developer/Reporting & Data Visualization

Sarah has over 20 years of experience in windows development, specializing in reporting and data visualization.

Grace Scholl

Implementation Specialist

Grace is an experienced dental administrator & EDDSON user that knows firsthand how EDDSON can positively...

Ron Booth

CFO

Ron began his career at Price Waterhouse Coopers, a big four accounting firm where he worked in mergers, acquisition...

Details

The Board of Directors

Director	Occupation	Joined
James R. Bradbury	CEO @ EDDSON Dental, Inc.	2024
John R. Spano	Chief Technology Officer @ EDDSON Dental, Inc.	2024
Ron Booth	CPA @ Thompson River Advisory LLC	2024

Officers

Officer	Title	Joined
James R. Bradbury	President CEO	2024
Ronald Booth	CFO	2024
John R. Spano	CTO	2024

Voting Power ❓

Holder	Securities Held	Voting Power
James R. Bradbury	42,000 common stock	42.0%
Donald Brunker	48,000 common stock	48.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
04/2024	$117,889		Section 4(a)(2)
12/2024	$115,842		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Goetze Niemer Company ❓	03/31/2024	$117,889	$117,889 ❓	4.62%	12/31/2029	Yes

Related Party Transactions

Name	Geotze-Niemer Company
Amount Invested	$117,889
Transaction type	Loan
Issued	03/31/2024
Outstanding principal plus interest	$117,889 as of 12/2024
Interest	4.62 per annum
Maturity	12/31/2029
Outstanding	Yes
Current with payments	Yes
Relationship	Common ownership

From January 1, 2025, until December 31, 2025, interest payments calculated at 4.62% are due quarterly. On January 1, 2026, any amount due under the Credit Line will be amortized over sixty (60) months. The Credit Line does not carry a prepayment penalty nor is there a demand feature unless the Company defaults under the terms of the Credit Line

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	100,000	100,000	Yes

Warrants: 0
Options: 0

Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Market conditions could change and projected demand could prove to be less than anticipated.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The competition could recognize our market advantages and prioritize/focus on delivering more competitive technologies to our market.

New government rules or legislation related to healthcare technologies or to technologies built to provide and store sensitive patient information could delay or impede growth as our focus would be forced to shift from business development/product innovation to compliance.

Small team - the death or incapacitation of a key principle could result in significant business disruption.

Ronald Booth is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Employee market could become more competitive and limit our ability to recruit and retain qualified employees and team members.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❷ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the   ❷
purchaser, to a trust created for the benefit of a member of the family of the purchaser or
the equivalent, or in connection with the death or divorce of the purchaser or other similar
circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company
EDDSON Dental, Inc.

Delaware Corporation
Organized January 2024

3 employees
3939 NE 33rd Terrace, Suite J
kansas city MO 64117 https://www.eddsondental.com

Business Description

Refer to the EDDSON Dental, Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

EDDSON Dental, Inc. is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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